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Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase (as defined below) dated June 23, 2004 and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(Including the Associated Rights to Purchase Preferred Shares)

of

Prima Energy Corporation

at

$39.50 Net Per Share in Cash

by

Raven Acquisition Corp.

an indirect wholly-owned subsidiary of

Petro-Canada

Raven Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly-owned subsidiary of Petro-Canada (US) Holdings Ltd., a Delaware corporation ("Parent") and an indirect wholly-owned subsidiary of Petro-Canada, a Canadian corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.015 per share (the "Shares"), of Prima Energy Corporation, a Delaware corporation ("Prima"), at a purchase price of $39.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). All references to "Shares" include the associated rights to purchase shares of preferred stock issued pursuant to the Rights Agreement, dated May 23, 2001, as amended, between Prima and Computershare Trust Company, Inc., as rights agent.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 22, 2004, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes more than 50% of the voting power (determined on a fully diluted basis) and (ii) since December 31, 2003, there having been no event, occurrence or development or state of circumstances or facts which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect (as defined in the Merger Agreement). The Offer is also subject to certain other conditions described in the Offer to Purchase. See Sections 1 and 14 of the Offer to Purchase.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Prima. As promptly as practicable following the Offer, Purchaser intends to acquire the Shares not acquired in the Offer by effecting the merger described below.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 2004 (the "Merger Agreement"), by and among Parent, Purchaser and Prima. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware ("DGCL"), Purchaser will be merged with and into Prima (the "Merger"). As a result of the Merger, Prima will continue as the surviving corporation and will become a wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Petro-Canada. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Prima or Shares owned by Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent or any wholly-owned subsidiary of Prima, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive $39.50 per Share in cash, or any higher price that may be paid per Share in the Offer, without interest. Stockholders who have properly demanded appraisal rights in accordance with Section 262 of the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 12 of the Offer to Purchase. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

The Board of Directors of Prima has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, Prima and the holders of Shares, has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and has recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

As an inducement to Parent and Purchaser to enter into the Merger Agreement, each of Prima's directors and executive officers and a principal stockholder (the "Subject Stockholders"), who together beneficially own 2,847,615 Shares (or approximately 21.9% of the issued and outstanding Shares as of June 7, 2004), entered into a Stockholder Agreement with Parent and Purchaser dated as of June 9, 2004 (each, a "Stockholder Agreement"). Pursuant to the Stockholder Agreements, the Subject Stockholders have agreed, among other things and subject to certain conditions, (i) to tender the Shares beneficially owned by such Subject Stockholders into the Offer, and (ii) to vote the Shares owned by such Subject Stockholders in favor of the approval and adoption of the Merger Agreement and the approval of the Merger.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), Purchaser reserves the right, in its sole discretion, to waive any or all conditions to the Offer (other than the Minimum Condition (as defined in the Offer to Purchase), which only may be waived with Prima's prior written consent) and to make any other changes in the terms and conditions of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, if, by the Expiration Date, any or all of the conditions to the Offer have not been satisfied, Purchaser reserves the right (but will not be obligated) to (1) terminate the Offer and return all tendered Shares to tendering stockholders, (2) waive such unsatisfied conditions (other than the Minimum Condition) and purchase all Shares validly tendered or (3) extend the Offer, and, subject to the terms of the Offer (including the rights of stockholders to withdraw their Shares), retain the Shares which have been tendered, until the termination of the Offer, as extended.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase have occurred or have been determined by Purchaser to have occurred, to (1) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary, and (2) amend the Offer in any respect permitted by the Merger Agreement by giving oral or written notice of such amendment to the Depositary.

Purchaser may provide for one or more subsequent offering periods (a "Subsequent Offering Period") in connection with the Offer, which would be an additional period of time, following expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. Subject to the applicable rules and regulations of the SEC, Purchaser may elect to provide for one or more Subsequent Offering Periods, up to an additional 20 business days in the aggregate, if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during a Subsequent Offering Period may not be withdrawn. See Section 4 of the Offer to Purchase. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Offering Period. Any election by Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. "Expiration Date" means 5:00 p.m., New York City time, on Thursday, July 22, 2004, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), has extended the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 21, 2004. For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary,the Information Agent, Prima or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Prima has provided Purchaser with Prima's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of Prima, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on Prima's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Schedule 14D-9 of Prima, which describes the factors considered by Prima's board of directors in approving and recommending the Offer and the Merger, will also be mailed to stockholders.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to Georgeson Shareholder Communications Inc., as Information Agent, at the address and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 248-5167

The Dealer Manager for the Offer is:

Harris Nesbitt Corp.
700 Louisiana Street, Suite 4400
Houston, TX 77002

June 23, 2004

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  Exhibit (a)(5)(C)